UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123
Expires: October 31, 2023
Estimated average burden hours per response....12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART 111

SEC FILE NUMBER
8- 69734

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/20** (MM/DD/YY) AND ENDING **12/31/20** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Acceptus Capital Corp.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
510 Broadhollow Road, Ste. 104
(No. and Street)

Melville	**NY**	**11747**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Jon Nixon **(516) 490-8400**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in the Report*

Rubio CPA, PC
(Name – *if individual, state last, first, middle name*)

2727 Paces Ferry Rd SE, Ste. 2-1680	**Atlanta**	**Georgia**	**30339**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Joseph Giordano, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Acceptus Capital Corp., as of December 31, 2020, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO/CCO

Title

Danielle S McMahon

Notary Public

DANIELLE S MCMAHON
Notary Public, State of New York
Reg. No. 01MC6366993
Qualified In Suffolk County County
Commission Expires November 13, 2021

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ACCEPTUS CAPITAL CORP.

FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2020

WITH
REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

2727 Paces Ferry Road SE
Building 2, Suite 1680
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 838-7123

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder of
Acceptus Capital Corp.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Acceptus Capital Corp. (the "Company") as of December 31, 2020, the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement to the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The information contained in Schedules I, II and III has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the information in Schedules I, II and III reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the accompanying schedules. In forming our opinion on the accompanying schedules, we evaluated whether the supplemental information, including its form and content, is presented

in conformity with 17 C.F.R. §240.17a-5. In our opinion, the aforementioned supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Company's auditor since 2019.

March 29, 2021
Atlanta, Georgia

Rubio CPA, PC

Rubio CPA, PC

ACCEPTUS CAPITAL CORP.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2020

ASSETS

Cash	$	110,029
Deposit with Clearing Broker		50,000
Due from Clearing Broker		4,747
Prepaid Expenses		24,336
TOTAL ASSETS	$	189,112

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities		
Accounts Payable and Accrued Expenses	$	4,961
Total Liabilities		4,961
Stockholder's Equity		184,151
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	189,112

See Accompanying Notes to Financial Statements.

ACCEPTUS CAPITAL CORP.
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2020

Revenues		
Other	$	216
Interest		201
Total Revenues		417
Expenses		
Professional Fees	$	41,500
Clearing Costs		25,000
Other		21,415
Occupancy		12,000
Technology and Communications		6,822
Total Expenses		106,737
Net Loss	$	(106,320)

ACCEPTUS CAPITAL CORP.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2020

Balance - January 1, 2020	$	150,471
Contributions		140,000
Net Loss		(106,320)
Balance - December 31, 2020	$	184,151

See Accompanying Notes to Financial Statements.

ACCEPTUS CAPITAL CORP.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2020

Cash Flows From Operating Activities		
Net Loss	$	(106,320)
Adjustments to Reconcile Net Loss to Net Cash Used by Operating Activities:		
Increase in Prepaid Expenses		(4,641)
Increase in Due from Clearing Broker		(2,701)
Increase in Accounts Payable and Accrued Expenses		2,240
Net Cash Used by Operating Activites		(111,422)
Cash Flows From Financing Activities		
Contributions		140,000
Net Cash Provided by Financing Activities		140,000
Net Increase in Cash		28,578
Cash - Beginning of Year		81,451
Cash - End of Year	$	110,029

ACCEPTUS CAPITAL CORP.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2020

NOTE A- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Description of Business: Acceptus Capital Corp. (the "Company") was incorporated in New York. The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC").

Accounting Policies:
The Company follows Generally Accepted Accounting Principles (GAAP), as established by the Financial Accounting Standards Board (the FASB), to ensure consistent reporting of financial condition, results of operations, and cash flows.

Income Taxes: The Company has elected to be taxed as an S corporation whereby the income or losses of the Company flow through to its stockholder and no income taxes are recorded in the accompanying financial statements.

Under the provisions of FASB Accounting Standards Codification 740-10, Accounting for Uncertainty in the Income Taxes, the Company is required to evaluate each of its tax positions to determine if they are more likely than not to be sustained if the taxing authority examines the respective position. A tax position includes an entity's status, including its status as a pass-through entity, and the decision not to file a return. The Company has evaluated each of its tax positions and has determined that no provision or liability for income taxes is necessary.

Estimates: Management uses estimates and assumptions in preparing financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets, liabilities, revenues and expenses. Actual results could vary from the estimates that were assumed in preparing the financial statements.

Revenue from Contracts with Customers: The Company has yet to generate any revenue from customers. The Company's revenue will primarily be retail sales including buying and selling of stocks, debt securities, options, U.S. government securities, mutual funds, variable life insurance and annuities, and private placement of securities.

The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on appropriate measure of the Company's progress under the contract; whether revenue should be presented gross or net of certain costs; and whether constraints on variable consideration should be applied due to uncertain future events.

Cash: The Company maintains its bank account at a high credit quality financial institution. The balance at times may exceed federally insured limits.

Date of Management's Review: Subsequent events were evaluated through the date the financial statements were issued.

NOTE B - NET CAPITAL

The Company, as a registered broker-dealer, is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-l), which requires the maintenance of minimum net capital, equal to the greater of $100,000 or 6 2/3% of aggregate indebtedness as well as a ratio of aggregate indebtedness to net capital, both as defined, that shall not exceed 15 to 1. At December 31, 2020, the Company had net capital of $159,815 which was $59,815 above its required minimum net capital of $100,000 and its ratio of aggregate indebtedness to net capital was 0.03 to 1.00.

NOTE C - OFF BALANCE SHEET RISK

When brokerage business begins, the Company's customers will execute securities transactions through the Company. These activities may expose the Company to off balance sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company must purchase or sell the financial instrument underlying the contract at a loss.

NOTE D - DEPOSIT WITH CLEARING BROKER

The Company will clear all proprietary and customer transaction through another broker-dealer ("clearing broker") on a fully disclosed basis. The clearing agreement requires the Company to maintain a deposit with the clearing broker in cash or securities. Provided the Company is not in default of its obligations or liabilities under this agreement, the deposit is refundable if, and when, the Company ceases doing business with the clearing broker. Amounts receivable from its clearing broker consists of funds held in an account. The receivable is considered to be fully collectible at December 31, 2020.

NOTE E – LEASES

The Company has a month-to-month sublease agreement for office space. Rent expense under the agreement for the year ended December 31, 2020 was $12,000.

The Company has elected, for all underlying classes of assets, to not recognize right of use (ROU) assets and liabilities for the short term leases that have a lease term of 12 months or less at lease commencement, and do not include an option to purchase the underlying asset that the Company is reasonable certain to exercise.

NOTE F – CONTINGENCIES

The Company is subject to litigation in the normal course of business. The Company has no litigation in progress at December 31, 2020.

NOTE G – NET LOSS

The Company has incurred a loss during the year ended December 31, 2020 and was dependent upon capital contributions from its stockholder for working capital and net capital. The Company's stockholder has represented that it intends to continue to make capital contributions, as needed, to ensure the Company's survival through at least one year subsequent to the date of the report of the independent registered public accounting firm.

Management expect the Company to continue as a going concern and the accompanying financial statements have been prepared on a going-concern basis without adjustments for realization in the event that the Company ceases to continue as a going concern.

NOTE H – ECONOMIC RISKS

In March 2020, the World Health Organization (WHO) declared COVID-19 a global pandemic. This pandemic event has resulted in significant business disruption and uncertainty in both global and U.S. markets. While the Company believes that it is in an appropriate position to sustain the potential short-term effects of these world-wide events, the direct and long-term impact to the Company and its financial statements is undetermined at this time.

SUPPLEMENTAL INFORMATION

ACCEPTUS CAPITAL CORP.
SCHEDULE I
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2020

Net Capital		
Total Stockholder's Equity	$	184,151
Non-Allowable Assets:		
Prepaid Expenses		24,336
Total Non-Allowable Assets		24,336
Net Capital	$	159,815
Aggregate Indebtedness	$	4,961
Percentage of Aggregate Indebtedness to Net Capital		3.10%
Minimum Net Capital Required (Greater of $100,000 or 6 2/3% of Aggregate Indebtedness)	$	100,000
Excess Net Capital	$	59,815

Reconciliation with the Company's Computation included
in Part IIA of Form X-17A-5 as of December 31, 2020:

There is no significant difference between the above computation of net capital and the corresponding computation reported in Form X-17A-5 Part IIA.

ACCEPTUS CAPITAL CORP.

SCHEDULE II

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3
OF THE SECURITIES AND EXCHANGE COMMISSION AS OF DECEMBER 31, 2020

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraph (k)(2)(ii) of the Rule.

SCHEDULE III

INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE
15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2020

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraph (k)(2)(ii) of the Rule.

RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

2727 Paces Ferry Road SE
Building 2, Suite 1680
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 838-7123

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder of
Acceptus Capital Corp.

We have reviewed management's statements included in the accompanying Broker Dealers Annual Exemption Report in which (1) Acceptus Capital Corp. identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Acceptus Capital Corp. claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(ii) (the "exemption provisions"); and, (2) Acceptus Capital Corp. stated that Acceptus Capital Corp. met the identified exemption provisions throughout the most recent fiscal year without exception. Acceptus Capital Corp.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Acceptus Capital Corp.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii), of Rule 15c3-3 under the Securities Exchange Act of 1934.

March 29, 2021
Atlanta, GA

Rubio CPA, PC

Rubio CPA, PC

ACC

ACCEPTUS CAPITAL CORP

EXEMPTION REPORT

Acceptus Capital Corp.(the Company) is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission(17 C.F.R §240.17a-5. "Reports to be made by certain brokers and dealers). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

The Company claimed an exemption from provisions of Rule 15c3-3 under the Securities and Exchange Act of 1934, pursuant to paragraph (k)(2)(ii) of the rule.

The Company met the identified exemption provisions throughout the most recent fiscal year ended December 31, 2020 without exception.

Joseph Giordano , CEO

510 Broadhollow Road, Suite 104, Melville, New York 11747
Toll Free: xxxx • Local: xxxx • Fax: xxx
Member: FINRA/SIPC
Member FINRA, SIPC